EXHIBIT 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
August 8, 2011	NYSE: SLW

SILVER WHEATON REVENUES MORE THAN DOUBLE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce its unaudited results for the second quarter ended June 30, 2011.

SECOND QUARTER HIGHLIGHTS

•	Attributable silver equivalent production increased 5% compared with Q2 2010, to 6.2 million ounces (5.9 million ounces of silver and 6,500 ounces of gold).

•	Revenue more than doubled compared with Q2 2010, to a record US$194.8 million, on silver equivalent sales of 5.1 million ounces (4.9 million ounces of silver and 5,700 ounces of gold).

•	Net earnings almost tripled compared with Q2 2010 (on an adjusted basis1), to a record US$148.1 million (US$0.42 per share).

•	Operating cash flows increased 151% compared with Q2 2010, to a record US$168.3 million (US$0.48 per share1).

•	Cash operating margin1 increased 137% compared with Q2 2010, to a record US$34.21 per silver equivalent ounce, demonstrating Silver Wheaton’s significant leverage to increasing silver prices.

•	Average cash costs of US$4.141 per silver equivalent ounce.

•	Quarter-end cash balance of US$701.4 million, with a net cash position of US$608.5 million.

•
Randy Smallwood, the President and one of the founders of Silver Wheaton, was appointed Chief Executive Officer, replacing Peter Barnes who resigned effective April 11, 2011. Since 2004, Mr. Smallwood has been instrumental in building Silver Wheaton into the second largest silver company in the world.

“Silver Wheaton delivered another quarter of record financial results in Q2 2011,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “Though quarterly silver sales have lagged production over the past year, primarily due to a build-up of concentrate inventories at Glencore’s Yauliyacu mine in Peru and Goldcorp’s Peñasquito mine in Mexico, we have now had five consecutive quarters of increasing operating cash flows. With silver production rates forecast to grow by 80% over the next five years, and ongoing global economic and political uncertainties supporting robust silver prices, our shareholders should continue benefiting from strong free cash flow generation in the years ahead.”

“Quarterly production was impacted by operational challenges at some of our partners’ mines, including lower quarterly throughput than anticipated at the Peñasquito mine in Mexico, which continues to ramp up production levels; and a one month mill workers’ strike at the San Dimas Mine in Mexico, which is now resolved. As previously reported, Silver Wheaton has reduced its 2011 attributable silver equivalent production guidance, primarily due to decreased annual production guidance at the Peñasquito mine, which is now anticipated to reach full production capacity in early 2012. Our long-term 2015 attributable production guidance remains unchanged at approximately 43 million silver equivalent ounces, including 35,000 ounces of gold, which is one of the strongest growth profiles in the entire precious metals industry.”

“The mining industry once again finds itself facing significant inflationary pressures, resulting in accelerating operating and capital costs. The benefits to Silver Wheaton in this environment are twofold. First, Silver Wheaton is immune from inflationary cost pressures as our unique business model guarantees essentially fixed operating costs of approximately US$4/oz. Fixed costs provide our investors with significant margin expansion as silver prices climb. Second, as mining companies’ capital commitments continue to materially increase, and cash needs arise, Silver Wheaton can offer a very attractive source of funds compared to other forms such as debt and equity. When combined with one of the strongest growth profiles in the precious metals industry and a dividend yield with the potential to grow over time, we believe that Silver Wheaton continues to be the premier investment vehicle for investors desiring silver exposure.”

Financial Review

Revenues

Revenue was US$194.8 million in the second quarter of 2011, on silver equivalent sales of 5.1 million ounces (4.9 million ounces of silver and 5,700 ounces of gold). This represents a 105% increase from the US$95 million in revenue generated in the second quarter of 2010, due primarily to increases in the average realized selling price of silver and gold of 108% and 24%, respectively.

Costs and Expenses

Average cash costs in the second quarter of 2011 were US$4.141 per silver equivalent ounce, compared with US$4.031 during the comparable period of 2010. This resulted in cash operating margins1 of US$34.21 per silver equivalent ounce, a 137% increase compared with the second quarter of 2010, demonstrating Silver Wheaton’s leverage to increasing silver prices.

Second quarter net earnings included several non-cash expenses. These included a US$3.0 million expense, classified as ‘Other’, primarily in relation to a US$2.7 million non-cash, fair value loss recorded on the Company’s share purchase warrants held. In addition, the Company recorded a non-cash deferred income tax expense of US$2.2 million, primarily in relation to income from Canadian operations.

Earnings and Operating Cash Flow

Net earnings in the second quarter of 2011 were US$148.1 million (US$0.42 per share), compared with adjusted net earnings1 of US$52.7 million (US$0.15 per share) for the same period in 2010, an increase of 181%. Cash flow from operations in the second quarter of 2011 were US$168.3 million (US$0.48 per share1), compared with US$67.0 million (US$0.20 per share1) for the same period in 2010, an increase of 151%. The increase in net earnings and operating cash flow is primarily attributable to increased selling prices of silver and gold.

Balance Sheet

At the end of the second quarter, the Company had approximately US$701 million of cash on hand and US$400 million of available credit under its revolving bank debt facility. The cash and available credit, together with strong operating cash flows, position the Company well to execute on its growth strategy of acquiring additional accretive silver stream interests.

Operations Highlights

Attributable silver equivalent production was 6.2 million ounces (5.9 million ounces of silver and 6,500 ounces of gold) in the second quarter of 2011, a 5% increase compared to the second quarter of 2010.

At Goldcorp’s world-class Peñasquito mine, silver grades and recoveries continued to meet or exceed expectations; however, processing rates were less than anticipated in the quarter. This was due to lower than forecast pebble feed from the SAG mills to the high pressure grinding roll circuit, and slower-than-expected progress on the raising of the tailings dam embankment resulting in insufficient water for full operation of the milling circuit. Goldcorp is undertaking measures to remedy these issues and full production capacity of 130,000 tonnes-per-day is anticipated to be achieved by the end of the first quarter of 2012.

Primero’s San Dimas mine experienced a 31-day mill workers’ strike, beginning on March 30, 2011, resulting in reduced mill throughput levels during the second quarter. The strike was resolved on May 2, 2011. As the San Dimas mill has been running below its nameplate capacity of 2,100 tonnes-per-day, Primero expects that the ore stock-piled during the stoppage can be processed in addition to regular daily production, and anticipates meeting its annual forecast silver production.

Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project remains on track to commence production in the first half of 2013. Over 40% of the pre-production capital budget of $4.7 to $5.0 billion has been committed with the engineering design approximately 90% complete. In Chile, earthworks are more than 80% complete, with significant infrastructure development in Argentina also advancing. Preparations are underway to commence pre-strip mining in Q4 2011.  Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

Payable silver equivalent ounces produced but not yet delivered by our partners increased by over 500,000 ounces in the second quarter, resulting in a total of approximately 3.5 million payable ounces at June 30, 2011. This was primarily the result of a continued build-up in concentrate inventories at the Peñasquito mine as it ramps up production levels, as well as at the Yauliyacu mine which continues to experience an irregular concentrate shipment schedule.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru smelter, the largest buyer of the concentrate produced at the mine. Since that time, Glencore has had to make alternative smelting arrangements for its stockpiled bulk concentrates at Yauliyacu. This has led to an inconsistent delivery schedule and a corresponding increase in the cumulative payable silver equivalent ounces produced but not yet delivered to Silver Wheaton.

In the second quarter of 2011, Glencore began producing separate, and more marketable, copper and lead concentrates, replacing the bulk concentrate. The consistency and quantity of these new concentrates are expected to increase in future quarters, and we anticipate more consistent silver deliveries to Silver Wheaton as this occurs.

As at June 30, 2011, approximately 1.3 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to Silver Wheaton. Approximately 900,000 ounces are attributable to the bulk concentrate, while 400,000 ounces are attributable to the new copper and lead concentrates.

Detailed mine by mine production and sales figures can be found in the Appendix of the press release or in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

Operational highlights do not include material updates at mines with which Silver Wheaton has a silver purchase agreement but our partners have yet to report their quarterly results.

This earnings release should be read in conjunction with Silver Wheaton’s unaudited MD&A and Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have also been posted on SEDAR at www.sedar.com.

Webcast and Conference Call Details

A conference call will be held Monday, August 8, 2011, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:            1-888-231-8191
Dial from outside Canada or the US:             1-647-427-7450
Pass code:                                                   80457512
Live audio webcast:                                      www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:             1-800-642-1687
Dial from outside Canada or the US:              1- 416-849-0833
Pass code:                                                    80457512
Archived audio webcast:                               www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

1. Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flows per share (basic and diluted); (iii) cash operating margin and; (iv) adjusted net earnings and adjusted net earnings per share.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the cost of sales by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iv.
Adjusted net earnings and adjusted net earnings per share is calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars from net earnings of the Company.  As more fully described in the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.  For the three months ended June 30, 2010, the net effect of these adjustments was to increase net earnings by US$37.4 million.  As there were no share purchase warrants with an exercise price denominated in Canadian dollars outstanding during 2011, there were no fair value adjustments recorded as a component of net earnings during the three months ending June 30, 2011.  As a result, adjusted net earnings is equivalent to net earnings for this period.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Condensed Interim Consolidated Statement of Operations (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2011	2010	2011	2010
Sales	$194,752	$95,004	$352,935	$180,942
Cost of sales	$21,000	$20,700	$40,947	$40,868
Depletion	14,734	15,360	26,417	28,911
	$35,734	$36,060	$67,364	$69,779
Earnings from operations	$159,018	$58,944	$285,571	$111,163
Expenses and other income
General and administrative 1	$6,252	$6,118	$12,754	$13,313
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	37,408	-	31,102
Foreign exchange gain	(502)	(150)	(506)	(182)
Other expense (income)	2,954	(131)	3,351	295
	$8,704	$43,245	$15,599	$44,528
Earnings before tax	$150,314	$15,699	$269,972	$66,635
Deferred income tax (expense) recovery	(2,249)	(446)	269	(823)
Net earnings	$148,065	$15,253	$270,241	$65,812

Basic earnings per share	$0.42	$0.04	$0.77	$0.19
Diluted earnings per share	$0.42	$0.04	$0.76	$0.19
Weighted average number of shares outstanding
Basic	353,267	342,898	353,083	342,618
Diluted	355,921	344,681	355,895	344,098
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,814	$2,017	$3,069	$5,125

Condensed Interim Consolidated Balance Sheets (unaudited)

	June 30	December 31	January 1
(US dollars in thousands - unaudited)	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$701,350	$428,636	$227,566
Accounts receivable	8,404	7,088	4,881
Other	1,196	727	1,027
Total current assets	$710,950	$436,451	$233,474
Non-current assets
Silver and gold interests	$1,895,715	$1,912,877	$1,928,476
Long-term investments	192,793	284,448	73,747
Deferred income taxes	6,338	-	-
Other	1,550	1,607	1,852
Total non-current assets	$2,096,396	$2,198,932	$2,004,075
Total assets	$2,807,346	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$4,922	$9,843	$10,302
Current portion of bank debt	28,560	28,560	28,560
Current portion of silver interest payments	135,225	133,243	130,788
Total current liabilities	$168,707	$171,646	$169,650
Non-current liabilities
Deferred income taxes	$-	$822	$-
Liability for Canadian dollar share purchase warrants	-	-	51,967
Long-term portion of bank debt	64,340	78,620	107,180
Long-term portion of silver interest payments	126,497	122,346	236,796
Total non-current liabilities	$190,837	$201,788	$395,943
Total liabilities	$359,544	$373,434	$565,593
Shareholders' Equity
Issued capital and contributed surplus	$1,809,978	$1,801,786	$1,497,095
Retained earnings	597,654	344,075	190,865
Long-term investment revaluation reserve (net of tax)	40,170	116,088	(16,004)
Total shareholders' equity	$2,447,802	$2,261,949	$1,671,956
Total liabilities and shareholders' equity	$2,807,346	$2,635,383	$2,237,549

Condensed Interim Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US dollars in thousands - unaudited)	2011	2010	2011	2010
Operating Activities
Net earnings	$148,065	$15,253	$270,241	$65,812
Items not affecting cash
Depreciation and depletion	14,803	15,426	26,557	29,042
Equity settled stock-based compensation	1,814	2,017	3,069	5,125
Deferred income tax expense (recovery)	2,249	446	(269)	823
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	37,408	-	31,102
Loss on fair value adjustment of share purchase warrants held	2,701	(397)	2,767	(233)
Other expense (income)	(162)	395	(296)	522
Change in non-cash operating working capital	(1,178)	(3,558)	(6,570)	(7,603)
Cash generated by operating activities	$168,292	$66,990	$295,499	$124,590
Financing Activities
Bank debt repaid	$(7,140)	$(7,140)	$(14,280)	$(14,280)
Share issue costs	-	-	-	(85)
Share purchase warrants exercised	-	839	61	1,006
Share purchase options exercised	667	15,008	5,062	18,302
Dividends paid	(10,599)	-	(21,194)	-
Cash (applied to) generated by financing activities	$(17,072)	$8,707	$(30,351)	$4,943
Investing Activities
Silver and gold interests	$(401)	$(13,194)	$(3,258)	$(13,711)
Long-term investments	(13,674)	(19,754)	(13,674)	(20,889)
Proceeds on disposal of long-term investments	-	-	24,270	-
Other	(25)	417	(33)	205
Cash (applied to) generated by investing activities	$(14,100)	$(32,531)	$7,305	$(34,395)
Effect of exchange rate changes on cash and cash equivalents	$155	$72	$261	$192
Increase in cash and cash equivalents	$137,275	$43,238	$272,714	$95,330
Cash and cash equivalents, beginning of period	564,075	279,658	428,636	227,566
Cash and cash equivalents, end of period	$701,350	$322,896	$701,350	$322,896
Interest paid	$385	$368	$701	$767
Interest received	$194	$90	$392	$135

Results of Operations (unaudited)
Three Months Ended June 30, 2011
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas	1,150	1,149	$42,798	$37.25	$4.05	$0.71	$37,333	$38,149
Zinkgruvan	410	401	16,220	40.46	4.08	1.69	13,905	13,303
Yauliyacu	674	471	17,663	37.50	4.02	5.02	13,406	15,770
Peñasquito	1,282	961	39,274	40.89	3.90	2.41	33,215	35,528
Cozamin	414	281	10,284	36.58	4.08	4.62	7,838	10,798
Barrick 4	741	726	27,437	37.78	3.90	3.57	22,009	24,605
Other 5	1,233	862	32,515	37.71	3.94	4.30	25,415	29,105
	5,904	4,851	$186,191	$38.38	$3.98	$2.84	$153,121	$167,258
Gold
Minto	6,510	5,674	8,561	1,509	300	169	5,897	5,941
Silver Equivalent 6	6,165	5,078	$194,752	$38.35	$4.14	$2.90	$159,018	$173,199
Corporate
General and administrative							(6,252)
Other							(4,701)
Total corporate							$(10,953)	$(4,907)
	6,165	5,078	$194,752	$38.35	$4.14	$2.90	$148,065	$168,292

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Three Months Ended June 30, 2010
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas	1,110	1,076	$19,999	$18.58	$4.04	$0.79	$14,804	$15,651
Zinkgruvan	478	313	5,727	18.29	4.04	1.72	3,924	4,352
Yauliyacu	692	517	9,688	18.74	3.98	3.47	5,835	7,610
Peñasquito	866	656	12,111	18.46	3.90	2.54	7,885	9,553
Cozamin	286	412	7,588	18.44	4.04	4.62	4,022	5,620
Barrick 4	697	727	13,242	18.20	3.90	3.55	7,825	9,205
Other 5	1,240	943	17,404	18.45	3.92	4.49	9,475	13,663
	5,369	4,644	$85,759	$18.46	$3.97	$2.92	$53,770	$65,654
Gold
Minto	7,975	7,584	9,245	1,219	300	237	5,174	7,633
Silver Equivalent 6	5,891	5,140	$95,004	$18.48	$4.03	$2.99	$58,944	$73,287
Corporate
General and administrative							(6,118)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(37,408)
Other							(165)
Total corporate							$(43,691)	$(6,297)
	5,891	5,140	$95,004	$18.48	$4.03	$2.99	$15,253	$66,990

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Six Months Ended June 30, 2011
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas	2,756	2,897	$101,169	$34.92	$4.05	$0.71	$87,384	$88,351
Zinkgruvan	918	722	27,269	37.76	4.08	1.69	23,100	22,909
Yauliyacu	1,357	591	21,186	35.85	4.01	5.02	15,850	18,815
Peñasquito	2,489	1,902	66,294	34.87	3.90	2.41	54,301	58,880
Cozamin	739	552	18,935	34.26	4.06	4.62	14,136	18,573
Barrick 4	1,463	1,406	49,100	34.91	3.90	3.56	38,604	42,056
Other 5	2,321	1,603	56,542	35.27	3.93	4.14	43,601	49,290
	12,043	9,673	$340,495	$35.20	$3.98	$2.59	$276,976	$298,874
Gold
Minto	9,435	8,198	12,440	1,517	300	169	8,595	8,811
Silver Equivalent 6	12,401	9,983	$352,935	$35.35	$4.10	$2.65	$285,571	$307,685
Corporate
General and administrative							(12,754)
Other							(2,576)
Total corporate							$(15,330)	$(12,186)
	12,401	9,983	$352,935	$35.35	$4.10	$2.65	$270,241	$295,499

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

				Six Months Ended June 30, 2010
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas	2,316	2,282	$40,850	$17.90	$4.04	$0.79	$29,837	$31,631
Zinkgruvan	865	811	14,284	17.61	4.04	1.72	9,615	10,056
Yauliyacu	1,429	1,098	19,824	18.05	3.98	3.47	11,645	15,460
Peñasquito	1,423	1,080	19,486	18.05	3.90	2.54	12,528	15,275
Cozamin	687	693	12,401	17.91	4.03	4.62	6,413	9,656
Barrick 4	1,477	1,510	26,740	17.71	3.90	3.52	15,530	17,615
Other 5	2,187	1,597	28,636	17.93	3.92	4.28	15,537	22,644
	10,384	9,071	$162,221	$17.88	$3.97	$2.77	$101,105	$122,337
Gold
Minto	17,704	16,194	18,721	1,156	300	235	10,058	13,386
Silver Equivalent 6	11,551	10,138	$180,942	$17.85	$4.03	$2.85	$111,163	$135,723
Corporate
General and administrative							(13,313)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(31,102)
Other							(936)
Total corporate							$(45,351)	$(11,133)
	11,551	10,138	$180,942	$17.85	$4.03	$2.85	$65,812	$124,590

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
6)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com